SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                    RULE 13E-3 (section240.13E-3) THEREUNDER)
                                     (FINAL)

                                  REXEL, INC.
                                (NAME OF ISSUER)

                                   REXEL, INC.
                                FRANCOIS PINAULT
                           S.C.A. FINANCIERE PINAULT
                                   REXEL S.A.
                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   969207109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PIERRE CHAREYRE, REXEL S.A.,
                                 25 RUE DE CLICHY
                               75009 PARIS, FRANCE
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
             COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                WITH COPIES TO:
        JEAN-FRANCOIS CARRERAS, ESQ.                   JOEL A. ADLER, ESQ.
         SOKOLOW, DUNAUD, MERCADIER &                MCDERMOTT, WILL & EMERY
                  CARRERAS                             50 ROCKEFELLER PLAZA
            50 ROCKEFELLER PLAZA                     NEW YORK, NY  10020-1605
           NEW YORK, NY 10020-1605                        (212) 547-5400
               (212) 547-5584                          DAVID A. KATZ, ESQ.
                                                  WACHTELL, LIPTON, ROSEN & KATZ
                                                        51 W. 52ND STREET
                                                       NEW YORK, NY 10019
                                                          (212) 403-1309

               JOHN HOYNS, ESQ.                       PAUL T. SCHNELL, ESQ.
          HUGHES HUBBARD & REED LLP                   SKADDEN, ARPS, SLATE,
            ONE BATTERY PARK PLAZA                      MEAGHER & FLOM LLP
              NEW YORK, NY 10004                         919 THIRD AVENUE
                (212) 837-6762                       NEW YORK, NY 10022-3897
                                                          (212) 735-3000
     This statement is filed in connection with (check the appropriate box):
     a.   /X/   The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C or
                Rule 13e-3(c) under the Securities Exchange Act of
                1934.
     b.   / /   The filing of a registration statement under the
                Securities Act of 1933.
     c.   / /   A tender offer.
     d.   / /   None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /


                                  INTRODUCTION

   This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13E-3") is being filed by (i) Rexel, Inc., a New York corporation (the "Company"), (ii) Francois Pinault, (iii) S.C.A. Financiere Pinault, (iv) Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), and (v) International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("ITD"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "SEC") in connection with the merger of ITD with and into the Company.

ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

Item 5 of the Schedule 13E-3 is hereby supplemented as follows:

     On December 30, 1997, the merger of ITD with and into the Company became effective.

ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER

Item 10 of the Schedule 13E-3 as previously supplemented is hereby amended as follows:

   (a)-(b) As a result of purchases pursuant to the Offer (11,612,457 Shares), S.C.A. Financiere Pinault, Artemeis S.A., Societe Anonyme Professionelle de Distribution, Pinault-Printemps-Redoute S.A., Parent and Francois Pinault beneficially own 24,773,938 Shares of the Company, representing approximately 93.0% of the outstanding Shares and ITD beneficially owns 16,249,451 Shares of the Company, representing approximately 61.1% of the outstanding Shares. The following persons sold the number of Shares indicated in parentheses: Serge Weinberg (1,000); John B. Fraser (3,000); Jon O. Fullerton (500); Allan M. Gonopolsky (3,894); Austin List (1,000); Eric Lomas (1,000); Robert M. Merson (46,386) and Gerald E. Morris (3,000). All Shares were purchased and sold pursuant to the Offer at $22.50 on November 20, 1997.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

Item 17 of the Schedule 13E-3 is hereby supplemented as follows:

     99.(d)(19) Certificate of Merger dated December 23, 1997.
     99.(d)(20) Parent press release dated December 22, 1997.

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


December 30, 1997


REXEL S.A.                              INTERNATIONAL TECHNICAL
                                        DISTRIBUTORS, INC.

By:    /s/ Alain Redheuil                      By:       /s/ Alain Redheuil
     Name:  Alain Redheuil                   Name:   Alain Redheuil
     Title: Chairman & CEO                   Title:  President




S.C.A. Financiere Pinault


By:  /s/ Francois Pinault*                   /s/ Francois Pinault*
     Name:   Francois Pinault                Francois Pinault
     Title:  Managing General
               Partner




                    REXEL, INC.


                    By:   /s/ Gilles Guinchard
                         Name:  Gilles Guinchard
                         Title: President & CEO
*By Emmanuel Cueff, Attorney-in-Fact


                                 EXHIBIT INDEX

 EXHIBIT NO.      DESCRIPTION



   99.(d)(19)     Certificate of Merger dated December 23, 1997.
   99.(d)(20)     Parent press release dated December 22, 1997.